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                                                           OMB APPROVAL
                   UNITED STATES                   -----------------------------
         SECURITIES AND EXCHANGE COMMISSION        OMB Number:         3235-0058
              Washington, D.C. 20549               Expires:
                                                   Estimated average burden
                                                   hours per response ..... 2.50
                    FORM 12b-25                    -----------------------------
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                                                           SEC FILE NUMBER
           NOTIFICATION OF LATE FILING                        01-19001
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(Check One):                                       -----------------------------
                                                            CUSIP NUMBER
                                                            600 520  308
| | Form 10-K and Form 10-KSB |_| Form 20-F        -----------------------------
|_| Form 11-K |X| Form 10-Q and Form 10-QSB
|_| Form N-SAR

For Period Ended: February 29, 2000
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION
                                 MILLER DIVERSIFIED CORPORATION
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Full Name of Registrant
                                 Not Applicable
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Former Name if Applicable
                                 23360 Weld County Road 35
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Address of Principal Executive Office (Street and Number)
                                 LaSalle, CO 80645
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

The Form 10-QSB for the quarter ended February 29, 2000 will not be submitted by the deadline due to a situation where the workload exceeded available personnel.

Certain events and activities during and subsequent to the end of the reporting period required the reallocation of time normally used for the preparation of the report.

Due to the nature of the Company's business it is not feasable, and may not be possible, to add knowledgable technical personnel for the short time period this temporary situation is expected to exist.

                         (Attach Extra Sheets if Needed)


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            STEPHEN R. STORY               970                     284-5556
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                 (Name)                (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  [X] Yes [_] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                         MILLER DIVERSIFIED CORPORATION
                  -------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 14, 2000                       By: /s/ STEPHEN R. STORY
--------------------                       ------------------------
                                           Stephen R. Story, Secretary/Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------- ATTENTION-------------------------------------
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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